March 26, 2010

Via Edgar Correspondence
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Mail Stop 3010

Attention:	Jennifer Monick
Senior Staff Accountant
Division of Corporation Finance

Re:	Investors Real Estate Trust
Form 10-K for the fiscal year ended April 30, 2009
File No. 0-14851

Dear Ms. Monick:

Following is our response to the letter, dated March 16, 2010, from Ms. Jennifer Monick, Senior Staff Accountant, on behalf of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Ms. Diane Bryantt, Chief Financial Officer of Investors Real Estate Trust (the “Company”), regarding the above-referenced filing of the Company with the Commission, and regarding the Company’s Proxy Statement for its 2009 Annual Meeting of Shareholders.  For convenience, we have repeated the Commission’s captions and comments (bolded), followed by the Company’s response.  In all cases where the Commission has requested the Company to revise its disclosures in future filings, we have agreed to do so; these revisions to our disclosure will be made beginning with our Annual Report on Form 10-K for our fiscal year ending April 30, 2010, due July 14, 2010.

Form 10-K for the fiscal year ended April 30, 2009

Item 2. Properties, page 21

1.
We note your disclosure regarding your real estate portfolio.  In future Form 10-K filings, on a portfolio basis please also disclose the average effective annual rent per square foot or unit for each of the last five years.  Please supplementally provide us your proposed disclosure.

In future Form 10-K filings, the Company will expand its disclosure in Item 2. Properties, substantially as follows, to disclose, on a portfolio basis, with disclosure given for each of the Company’s reportable segments, the average effective annual rent per square foot or unit for each of the last five fiscal years:

Securities and Exchange Commission
March 26, 2010

	Average Effective Annual Rent per square foot or unit
As of April 30	Multi-family Residential(1)	Commercial Office(2)	Commercial Medical(2)	Commercial Industrial(2)	Commercial Retail(2)
2009	$685	$13	$18	$3	$8
2008	$663	$13	$17	$4	$8
2007	$649	$12	$16	$4	$8
2006	$627	$11	$18	$4	$8
2005	$620	$11	$20	$4	$8

(1)	Average monthly rent per unit, calculated as annualized average rental revenue as of April 30 divided by the weighted average occupied units for the period
(2)
We calculate average effective annual rental rate per square foot as the annualized contractual base rental income, net of free rent, for the year divided by the average leased square feet as of April 30

Economic Occupancy Rates, page 21

2.
It appears your economic occupancy rates are calculated using non-GAAP financial measures.  Please provide the disclosure required by Item 10(e) of Regulation S-K in future filings and tell us how you intend to comply.

The Company currently uses economic occupancy internally as a performance measure.  In addition to using economic occupancy internally as a measure of operational performance, the Company has disclosed it externally to assist investors and analysts in evaluating the Company’s performance quarter by quarter.  Company management considers that its calculation of economic occupancy is helpful in assessing the effect of vacancy on the Company’s real estate rental revenue, since the Company may receive rent for space that is vacant, which the economic occupancy calculation would reflect.  Additionally, economic occupancy also takes into account the fact that apartments and commercial space of different sizes and locations within a particular property have different economic impacts on that property’s gross revenue. However, Company management has been considering whether to replace its economic occupancy metric with a physical occupancy measure, and has decided to do so.  In future filings, the Company will omit the economic occupancy measure entirely, and will present instead a physical occupancy measure.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies, page 35

3.
We note that you have recorded impairment losses of $338,000, nil and $640,000 in fiscal years ended April 30, 2009, 2008 and 2007, respectively.  In light of the current economic environment and your knowledge of the bankruptcy of a few of your lessees, and the decrease in stabilized net operating income for fiscal year 2009 as compared with the corresponding amount for fiscal year 2008, please expand your disclosure in future filings and tell us in greater detail how you determine if events or circumstances have occurred that indicate that there may be an impairment to your properties.  In your response, please specifically address the properties being rented to tenants that have entered bankruptcy as well as to address how your assumptions for impairment testing may have been adjusted in response to your consideration of the current economic environment.

Securities and Exchange Commission
March 26, 2010

The Company’s process for evaluating if impairment indicators exist is a systematic modeled approach based upon the current and expected future economic performance of the asset, including factors such as operational performance, market conditions, expected holding period of each asset and events that occur that affect the financial strength of significant tenants of the assets, including tenant bankruptcy.  In light of the current economic environment, we continue to evaluate and adjust the assumptions utilized in estimating undiscounted cash flows for properties where we have identified an impairment indicator, in an effort to reflect the current market environment.  Such considerations include estimated length of time to lease vacant space, current market for tenant concessions and tenant improvements, current market capitalization rates within the respective markets where the property is located and current cash received from tenants that have entered bankruptcy.

Our process for identifying impairment indicators will automatically include a property for further impairment analysis when a significant tenant has filed for bankruptcy or there is an indication a significant tenant may file for bankruptcy.  For the fiscal year ended April 30, 2009, the Company had three significant tenants in bankruptcy.  All impacted properties were subject to our impairment tests and the undiscounted cash flows were found to be in excess of the respective properties’ carrying values.  These properties were the Company’s Stone Container buildings, Fargo ND & Roseville MN; Wilson’s Leather headquarters building in Brooklyn Park, MN; and the Company’s Fox River, WI & Stevens Point, WI assisted living facilities with Sunwest Management as the tenant. Subsequent to the fiscal year ended April 30, 2009, the Stone Container leases were accepted in bankruptcy, and no interruption of rents was experienced by the Company.  The Wilson’s Leather lease was terminated and the Company has successfully re-leased a majority of the space to a new tenant.  The Company is currently receiving all of the cash flows generated by the Stevens Point, WI project; however the Company’s exercise of its rights under the lease to pursue collection of amounts owed under guarantees for the Fox River, WI property are currently stayed by the Sunwest bankruptcy.   As of the third quarter of the Company’s fiscal year 2010, ended January 31, 2010, the Company continues to evaluate the Stevens Point, WI and Fox River, WI properties for impairment, given that the bankruptcy is still in process.  To date impairment testing results have supported that the undiscounted cash flows from these properties exceed the carrying value of these properties.

In future filings, the Company will expand its impairment disclosure substantially as follows, to add a separately-captioned Impairment sub-section to the disclosure appearing in the Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”), Critical Accounting Policies section of the Company’s Form 10-K:

Impairment.  The Company’s long-lived assets are reviewed for impairment quarterly if events or changes in circumstances (such as adverse market conditions, including conditions resulting from an ongoing economic recession) indicate that a long-lived asset might be impaired. Judgments regarding existence of impairment indicators are based on factors such as operational performance, market conditions, expected holding period of each asset and events that occur that affect the financial strength of significant tenants of the assets, including tenants who have filed for bankruptcy.  For long-lived assets in which an impairment indicator is present, the Company compares the expected future undiscounted cash flows for the long-lived asset against the carrying amount of the asset, including any associated intangibles, subject to evaluation. The evaluation of undiscounted cash flows is subjective and reflects assumptions regarding current market conditions relative to the long-lived asset being evaluated, such as future occupancy, rental rates and capital requirements.  A worsening real estate market may cause the Company to reevaluate the assumptions used in our impairment analysis.  If there is an indication of impairment based on this evaluation, possible impairment is evaluated based on the estimated fair value (typically based on a current independent appraisal) of the long-lived asset in

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March 26, 2010

comparison to its carrying value.  The results of the Company’s evaluation of impairment analysis could be material to the Company’s financial statements.

Reconciliation of Net Income to Funds From Operations, page 51

4.
It appears you have excluded impairment charges in your calculation of a non-GAAP measure in footnote 4 to your table.  Please provide the disclosure required by Item 10(e)(1)(i)(C) of Regulation S-K in future filings and tell us how you intend to comply.

The Company excluded impairment charges in its calculation of Funds From Operations (FFO) in footnote 4 to its Reconciliation of Net Income to Funds From Operations table in the MD&A of its Form 10-K for the fiscal year ended April 30, 2009 because it considered presenting FFO unaffected by the non-cash charge for impairment to be informative to investors and analysts regarding the Company’s operational performance.  In future filings, we will no longer include, in a footnote to our Reconciliation of Net Income to Funds From Operations table, or elsewhere in our filings, a calculation of FFO that excludes impairment charges.

Financial Statements

Consolidated Statements of Operations, page F-5

5.	In light of your placement of interest expense, please tell us how you have complied with Rule 5-03 of Regulation S-X.

The Company’s business is to invest in real estate. The Company funds its investments in rental properties generally by issuing either debt or equity.  Rule 5-03 of Regulation S-X states that operating expenses shall be presented separately from non-operating expenses.   As the Company’s interest expense is directly applicable to its rental revenue, the Company presents interest expense separately on its consolidated income statement as part of income from continuing operations.  Note the Company’s consolidated Statements of Operations does not specifically reference operating or nonoperating income on the face of the financial statements.  Thus we believe our current presentation is in compliance with Rule 5-03 given the nature of our business and diversity in practice among real estate organizations.  However, we note the Staff’s comment and advise the Staff that in future filings we will include a new section for Other Income (Expenses) consisting of interest income and interest expense.

Comments on Proxy Statement

Executive Compensation and Other Information, page 13

6.
Please refer to Release 33-8732A, Section II.B.1.  As noted therein, the Compensation Discussion and Analysis should be sufficiently precise to identify material differences in compensation policies with respect to individual executive officers.  In future filings, please explain the reasons for the differences in the amounts of compensation awarded to the named executive officers.  For example only, we note that the Senior Vice President and Chief Operating Officer received total compensation of $458,332, while the President and Chief Executive Officer received total compensation of $367,167, and the Senior Vice President and Trustee received total compensation of $376,318, while the Senior Vice President and Chief Financial Officer received total

Securities and Exchange Commission
March 26, 2010

compensation of $243,350 and the Senior Vice President, General Counsel, and Secretary received total compensation of $220,565.  Please see Item 402(b)(2)(vii) of Regulation S-K.  Please tell us how you intend to comply.

In future Proxy Statements, the Company will revise its Compensation Discussion and Analysis (CD&A) to explain in more detail the reasons for the differences in the amounts of compensation awarded to the named executive officers.  The Company wishes to note that historically the decisions of the Compensation Committee have been based on a subjective evaluation of the various factors listed in the CD&A as the bases for compensation decisions (i.e., internal equity among executive officers, individual and Company performance, and cost to the Company).  For example, the Company notes that, for several years prior to the retirement in September 2009 of the Company’s then-President and Chief Executive Officer, a number of his duties and responsibilities were gradually being assumed by the Company’s Senior Vice President and Chief Operating Officer, in anticipation of the COO’s expected transition into the role of CEO.  Accordingly, the Compensation Committee concluded that it would be equitable to reflect this transfer of responsibilities in its establishment of the base salaries of both the CEO and COO; however, this determination was, as noted above, based largely on subjective rather than objective measures, in that the Compensation Committee did not use defined metrics or evaluation forms or processes to assess the increase in responsibilities being transferred to the COO.  The Company also notes that historically the Compensation Committee has relied on recommendations  from the CEO and COO regarding salary levels and salary increases for members of management, including the named executive officers (other than themselves), and has generally approved or ratified such recommendations.  The recommendations of the CEO and COO are generally made based on their own subjective evaluations of the factors described in the CD&A, as well as their judgment as to the level of compensation appropriate to retain and motivate the executive officers.  In future filings, the Company will include more detail in the CD&A to disclose the extent to which the Compensation Committee’s decisions are subjective, and to identify the elements of individual performance and/or contribution that are taken into account by the Compensation Committee in setting compensation for the CEO and COO, by the CEO and COO in recommending compensation levels for the other named executive officers, and by the Compensation Committee in then approving, ratifying or modifying those salary recommendations.  The Company will provide this additional detail by including disclosure in substantially the form of the following, based on the disclosure appearing in the CD&A in the Proxy Statement for the Company’s 2009 Annual meeting of Shareholders:

Compensation Elements and Basis For Compensation of Senior Executive Officers

The components of the Company’s executive compensation program (base salary, annual incentive awards, health, retirement and other benefits, and executive benefits and perquisites) are discussed above.  The key factors the Compensation Committee considers in setting or approving the compensation for the senior executive officers are discussed above and include the nature, scope and level of their respective responsibilities and their individual contribution to the Company’s operational and financial results.  These factors are considered as a whole and no one factor is determinative of an executive’s compensation, and they are based upon a subjective, non-formulaic and informal evaluation of senior executive performance by the Compensation Committee together with the CEO and COO, as discussed above. Additionally, in the case of senior executive officers other than the CEO and COO, the Compensation Committee generally defers to the recommendations of the CEO and COO.

Securities and Exchange Commission
March 26, 2010

Basis for President and Chief Executive Officer (Thomas A. Wentz, Sr.) Compensation.  Mr. Wentz, Sr.’s salary for fiscal year 2009 was based on an evaluation of those factors previously described and was approved by the Compensation Committee.  Among the factors considered were the Company’s performance in the current economic environment and the impact of the economic conditions on the Company’s operating and performance metrics (Funds From Operations, occupancy levels, and acquisition activity), and Mr. Wentz Sr.’s responsibility to represent the Company in various public appearances; these factors were considered as a whole and no numerical weight was attributed to any particular factor.  The base salary to be paid to Mr. Wentz, Sr. reflected the Compensation Committee’s acknowledgment that a number of Mr. Wentz, Sr.’s duties and responsibilities were gradually being assumed by the Company’s Senior Vice President and Chief Operating Officer, in anticipation of the COO’s expected transition into the role of CEO.  Accordingly, the Compensation Committee concluded that it would be equitable to reflect this transfer of responsibilities in its establishment of the base salaries of both the CEO and COO.   The bonus and share award paid to Mr. Wentz, Sr. for fiscal year 2009 were granted based on the criteria and calculated in accordance with the formula described above in the Annual Incentive Awards section of this Compensation Discussion and Analysis.

Basis for Senior Vice President and Chief Financial Officer (Diane K. Bryantt) Compensation.  Ms. Bryantt’s salary for fiscal year 2009 was based on the recommendation of the CEO and COO following their evaluation of those factors previously described, and was approved by the Compensation Committee. Among the factors considered were the Company’s performance in the current economic environment and the impact of the economic conditions on the Company’s operating and performance metrics (Funds From Operations, occupancy levels, acquisition activity), and the increase in responsibility level of the CFO due to the Company’s growth and increased operational complexity and the resulting addition of accounting staff involving additional supervisory responsibilities for Ms. Bryantt; these factors were considered as a whole and no numerical weight was attributed to any particular factor.  The bonus and share award paid to Ms. Bryantt for fiscal year 2009 were granted based on the criteria and calculated in accordance with the formula described above in the Annual Incentive Awards section of this Compensation Discussion and Analysis.

Basis for Senior Vice President and Chief Operating Officer (Timothy P. Mihalick) Compensation.  Mr. Mihalick’s salary, bonus and share award for fiscal year 2009 were based on an evaluation of those factors previously described and were approved by the Compensation Committee.  Among the factors considered were the Company’s performance in the current economic environment and the impact of the economic conditions on the Company’s operating and performance metrics (Funds From Operations, occupancy levels, acquisition activity), and the increase in responsibility level of the COO due to the Company’s growth and increased operational complexity; these factors were considered as a whole and no numerical weight was attributed to any particular factor.  The base salary to be paid to Mr. Mihalick also reflected the Compensation Committee’s acknowledgment that a number of Mr. Wentz, Sr.’s duties and responsibilities were gradually being assumed by Mr. Mihalick, as noted above, in anticipation of his expected transition into the role of CEO.  Accordingly, the Compensation Committee concluded that it would be equitable to reflect this transfer of responsibilities in its establishment of the base salaries of both the CEO and COO.  The bonus and share award paid to Mr. Mihalick for fiscal year 2009 were granted based on the criteria and calculated in accordance with the formula described above in the Annual Incentive Awards section of this Compensation Discussion and Analysis.

Basis for Senior Vice President (Thomas A. Wentz, Jr.) Compensation.  Mr. Wentz, Jr.’s salary for fiscal year 2009 was based on an evaluation of those factors previously described and was approved by

Securities and Exchange Commission
March 26, 2010

the Compensation Committee. Among the factors considered were the Company’s performance in the current economic environment and the impact of the economic conditions on the Company’s operating and performance metrics (Funds From Operations, occupancy levels, acquisition activity), and the increase in the responsibility level of Mr. Wentz, Jr. due to the Company’s growth and increased operational complexity and the overall economic conditions, resulting in an increase in workload in the functional areas of the Company under the direct oversight of Mr. Wentz, Jr., including in particular disruptions in the debt markets resulting in increased challenges for Mr. Wentz, Jr. in managing the Company’s debt refinancings; these factors were considered as a whole and no numerical weight was attributed to any particular factor.  The bonus and share award paid to Mr. Wentz, Jr. for fiscal year 2009 were granted based on the criteria and calculated in accordance with the formula described above in the Annual Incentive Awards section of this Compensation Discussion and Analysis.

Basis for Senior Vice President, General Counsel and Secretary (Michael A. Bosh) Compensation.  Mr. Bosh’s salary for fiscal year 2009 was based on the recommendation of the CEO and COO following their evaluation of those factors previously described, and was approved by the Compensation Committee. Among the factors considered were the Company’s performance in the current economic environment and the impact of the economic conditions on the Company’s operating and performance metrics (Funds From Operations, occupancy levels, acquisition activity), and the increase in responsibility level of the General Counsel due to the Company’s growth and increased operational complexity, resulting in an increased workload for Mr. Bosh and staff under his direct supervision; these factors were considered as a whole and no numerical weight was attributed to any particular factor.  The bonus and share award paid to Mr. Bosh for fiscal year 2009 were granted based on the criteria and calculated in accordance with the formula described above in the Annual Incentive Awards section of this Compensation Discussion and Analysis.

7.
In future filings, please clarify the peer group in making your compensation decisions.  Because you appear to benchmark compensation, you are required to identify the companies that comprise the benchmark group.  See Item 402(b)(2)(xiv) of Regulation S-K.  This disclosure should also include a discussion of where actual payments fall within targeted parameters with respect to base salary and performance incentives.  To the extent actual compensation was outside a targeted percentile range, include an explanation of the reasons for this.  Please tell us how you intend to comply.

The Company does not currently benchmark compensation.  While the Company’s Compensation Committee does on occasion review salary information for real estate investment trusts that are similar to the Company in terms of total assets and annual revenues to obtain a general understanding of current compensation practices, the Committee does not tie its compensation decisions to any particular range or level of total compensation paid to executives at these companies.  As noted above, the Compensation Committee’s decisions on executive compensation are largely subjective, and only an informal process is followed for reviewing compensation information disclosed in the public filings of other companies.  The Compensation Committee will, generally every two to three years, request various employees of the Company, typically the Director of Human Resources or the Associate General Counsel, to collect data for the Committee on compensation levels and programs at companies deemed comparable, but this data is not systematically collected, analyzed or used to establish benchmarks for compensating Company executives.  In fiscal year 2009, the Compensation Committee did not review peer company data in establishing compensation for the named executive officers.  In future filings, in the event the Compensation Committee utilizes peer group data in making compensation decisions, the Company will

Securities and Exchange Commission
March 26, 2010

disclose in the CD&A the companies that comprise the peer group.  In the event the Compensation Committee sets targeted parameters with respect to base salary and performance incentives, the Company’s CD&A disclosure will include a discussion of where the actual payments made fall within those parameters, and to the extent actual compensation falls outside a targeted percentile range, the Company will include an explanation of the reasons for this. The Company proposes to revise its CD&A disclosure substantially as follows in future filings (to include the following underlined disclosures), based on the disclosure that appears in the CD&A in the Company’s Proxy Statement for its 2009 Annual Meeting of Shareholders:

The Committee may review peer company market data (salary information for companies that are similar to the Company is obtained by reference to the public disclosures made in the Securities and Exchange Commission filings of such companies) to obtain a general understanding of current compensation practices; however, the Company does not tie its compensation decisions to any particular range or level of total compensation paid to executives in these companies.  In fiscal year 2009, the Committee did not review peer company data in establishing compensation for the named executive officers.  The Company considers internal equity among executive officers, individual and Company performance, and cost to the Company, when determining levels of compensation.

8.	Please advise why you have not included the table required by Item 402(d) of Regulation S-K.

The Company did not include the Regulation S-K Item 402(d) Grants of Plan-Based Awards table in its 2009 Proxy Statement because it concluded, following review of Item 402(d) and of guidance in Amended Final Rule Release 33-8732A (Executive Compensation and Related Person Disclosure), Section II.C.f (pp. 81-82), and Question 119.05 of the Commission’s Compliance & Disclosure Interpretations for Regulation S-K (which was withdrawn as of March 1, 2010), that there had been no grants of plan-based awards to the named executive officers in fiscal year 2009.  Accordingly, pursuant to Item 402(a)(5) of Regulation S-K, the Company omitted the table.

For fiscal year 2009, the named executive officers received a base salary and other compensation (life insurance coverage, health and dental coverage, etc.), as detailed in the Summary Compensation Table. As described in the Compensation Discussion and Analysis section of the Company’s 2009 proxy statement, they also received an award, granted subsequent to fiscal year end by the Company’s Compensation Committee following review of the Company’s fiscal year 2009 results. Following this review, the Compensation Committee concluded that management had not met the pre-established performance target specified for receipt of half of the available bonus pool, and that accordingly one-half of the pool would not be distributed. The other half of the pool was to be awarded on the basis of the Compensation Committee’s discretion. The Committee exercised its discretion and directed that this portion of the bonus pool be awarded. This award consisted of a cash payment, shown in the Summary Compensation Table in the “Bonus” column, following guidance specifying that cash awards made subsequent to fiscal year end but with reference to the previous year’s performance should be reported in the Summary Compensation Table for that previous year, even if actually granted and received in the subsequent year.  The Company did not consider the cash award to be non-equity incentive plan compensation (which would have been reportable in a Grants of Plan-Based Awards table) because the Company viewed the cash award, having been made at the discretion of the Compensation Committee, as having been made “based on satisfaction of a performance target that was not pre-established and communicated” and therefore, according to the Amended Final Rule Release 33-8732A guidance, reportable in the Summary Compensation Table as a bonus.

Securities and Exchange Commission
March 26, 2010

The award to the named executive officers with reference to fiscal year 2009 also included a grant of Company stock under the Company’s 2008 Incentive Award Plan, which grant was also made subsequent to fiscal year 2009 (the grant date of the award as determined pursuant to FASB ASC Topic 718 was June 24, 2009), although compensation expense was recognized in fiscal year 2009 for financial statement reporting purposes in accordance with FASB ASC Topic 718 because the bonus pool amount had been accrued and earned during fiscal year 2009, although payable in fiscal year 2010. Pursuant to S-K Item 402(c)(2)(v), the Company disclosed the dollar amount recognized for financial statement reporting purposes with respect to fiscal year 2009 in the Summary Compensation Table; the Company included the full grant date fair values of the awards in a footnote to the Summary Compensation Table.

In summary, because the Company considered that there had been no grant of an award to any named executive officer in the last completed fiscal year (fiscal year 2009) under any plan (the stock grants under the Company’s 2008 Incentive Award Plan having been made in fiscal year 2010, and the cash award having been granted at the Committee’s discretion, and therefore viewed by the Company as more properly considered to be a “cash award based on satisfaction of a performance target that was not pre-established and communicated”, or bonus), the Company concluded that it should omit the Grants of Plan-based Awards table in its Proxy Statement for the 2009 Annual Meeting of Shareholders, and include the above compensation information in the Summary Compensation Table instead. Additionally, because the grants of Company stock referenced above occurred in fiscal year 2010, the Company intended to include such grants in its Proxy Statement for the 2010 Annual Meeting of Shareholders.

Annual Incentive Awards, page 15

9.
Please explain how the initial target annual cash bonus pool is determined.  Please refer to Item 402(b)(1)(v) of Regulation S-K.  Please provide this disclosure in future filings and tell us how you intend to comply.

The initial target annual bonus pool is currently determined by the Compensation Committee with reference to the total base salaries of the named executive officers.  That is, the Compensation Committee totals the base salaries payable to each of the officers eligible for a bonus award, which group includes the named executive officers, and establishes a target bonus pool in an amount that roughly corresponds to half of that total.   For fiscal year 2009, the base salaries of the named executive officers and the additional two members of management eligible for an award totaled approximately $1.5 million, and the Compensation Committee accordingly established a target bonus pool of $750,000, half to be paid in cash and half in stock of the Company.  In future filings, the Company will disclose, through expanded disclosure in the CD&A substantially similar to the following (to include the following underlined additions), the Compensation Committee’s method of determining the amount of the initial target annual bonus pool:

During fiscal year 2009, the Compensation Committee revised the Company’s incentive bonus program to provide for a potential total bonus pool of $750,000 for fiscal year 2009.  To arrive at the total potential amount of the bonus pool, the Compensation Committee added together the base salaries payable to each of the officers eligible for a bonus award (the named executive officers and two other members of the Company’s senior management team), for a total amount of approximately $1.5 million, and established the target bonus pool in an amount corresponding to half of that total, or $750,000.  The bonus pool is to be divided, proportionately to the individual’s base salary, among Company officers

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March 26, 2010

specified by the Committee; the officers eligible to receive a bonus for fiscal year 2009 are the named executive officers and two additional members of the Company’s senior management team.

10.
Please explain how you determined September 17, 2008, should be used in the formula for determining the number of shares that constitute half of the bonus awarded.  Please refer to Item 402(b)(1)(v) of Regulation S-K.  Please provide this disclosure in future filings and tell us how you intend to comply.

The date chosen by the Compensation Committee (September 17, 2008) for use in its formula for determining the number of shares that would constitute half of the fiscal year 2009 bonuses awarded to certain officers of the Company, including the named executive officers, had no significance other than that it was the date on which the Compensation Committee met to discuss these bonus awards.  At its September 2008 meeting, the Compensation Committee decided that it wanted incentive awards to the named executive officers to be payable half in cash and half in stock of the Company; however, the Committee determined that the actual grants of stock and awards of cash would not be made until the Company’s fiscal year had ended and it could be determined whether the performance target established by the Compensation Committee for paying incentive awards had been met.  Although the Committee determined that the decision to grant the awards, and the actual grant itself, would be made at its scheduled June 2009 meeting, Committee members meeting in September 2008 approved using the then-current (September 17, 2008) stock price to determine the number of shares to be issued as part of an incentive award.  The following example illustrates the effect of the formula:  For fiscal year 2009, the Company’s CEO received an incentive award of $66,784.  Half of the award ($33,392) was paid to the CEO in cash.  Half of the award ($33,392) was to be paid in the form of Company stock.  To determine the number of shares of stock the CEO would receive for this $33,392, that amount was divided by the closing price of the Company’s stock on NASDAQ on September 17, 2008, which price was $10.60 per share.  The CEO accordingly received 3,150 shares of Company stock.  On June 24, 2009, however, the grant date of the stock award, the Company’s stock closed on the NASDAQ at $8.47 per share.  Accordingly, for tax purposes, the CEO had received stock valued at $26,680 (3,150 shares multiplied by $8.47).  The Compensation Committee considered that the application of this formula would provide an incentive to management, and assist in the alignment of management’s interests with those of the shareholders, because, had the Company’ stock increased in value, rather than decreased, between September 2008 and June 2009, the Company’s CEO, and the other officers receiving bonuses, would have received stock with a then-current value greater than the dollar amount of half of the bonus awarded.

In future filings, the Company will expand the disclosure provided in the CD&A to clarify how the Compensation Committee determined the formula to be used for establishing the number of shares to be issued to the named executive officers as part of their incentive awards, and to explain in more detail the working of the formula and the considerations prompting adoption of the formula.  The Company will add disclosure in substantially the form of the following to the CD&A in the Company’s Proxy Statement (to include the following underlined disclosures based on the disclosure that appears in the Proxy Statement for the Company’s 2009 Annual Meeting of Shareholders):

For purposes of determining the number of shares that will be deemed to constitute half of any such bonus awarded, the Committee determined that the formula to be used should be the average of the high and low price of an IRET common share on September 17, 2008, the date on which the Compensation Committee met to discuss the bonus awards.  At this meeting, the Compensation Committee determined

Securities and Exchange Commission
March 26, 2010

that incentive awards to the named executive officers should be payable half in cash and half in stock of the Company.  The Committee additionally decided that the actual grants of stock and awards of cash would be made at the Compensation Committee’s scheduled June 2009 meeting, following the Company’s fiscal year end, so that it could be determined whether the performance target established by the Compensation Committee for paying incentive awards had been met.  Although the Committee decided that the grant of the awards would be made following fiscal year end, Committee members meeting in September 2008 approved using the then-current (September 17, 2008) stock price to determine the number of shares to be issued as part of each incentive award. The following example illustrates the effect of the formula:  For fiscal year 2009, assuming an incentive award payable to the Company’s CEO in the amount of $100,000, under the Committee’s formula half of the award, or $50,000, is to be paid to the CEO in cash, and half of the award, or $50,000, is to be paid in the form of Company stock.  To determine the number of shares of stock the CEO would receive for this $50,000, that amount is divided by the closing price of the Company’s stock on NASDAQ on September 17, 2008, which price was $10.60 per share.  The CEO accordingly would receive 4,716 shares of Company stock.  On June 24, 2009, however, the date of the Compensation Committee’s regularly scheduled meeting and the grant date of the stock award, the Company’s stock closed on the NASDAQ market at $8.47 per share.  Accordingly, the Company’s CEO would receive stock valued at $39,944 (4,716 shares multiplied by $8.47).  The Compensation Committee considers that the application of this formula will provide an additional incentive to management to work to increase the Company’s share price, and will therefore assist in the alignment of management’s interests with those of the shareholders, because, had the Company’s stock increased in value, rather than decreased, between September 2008 and June 2009, the Company’s CEO, and the other officers receiving stock awards, would receive stock with a then-current value greater than the dollar amount of half of the bonus awarded, rather than less.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at 952-401-4802 with any questions or comments with respect to the foregoing.  Thank you.

Sincerely,

/s/ Karin M. Wentz
Karin M. Wentz Associate General Counsel